Exhibit (e)(3)

November 7, 2011

Philip Ciarlo

9801 Highway 78

Ladson, SC 29456

Dear Phil:

As you may know, Force Protection, Inc. (the “Company”) recently entered into a merger agreement for the sale of the Company to General Dynamics through, among other things, a tender offer (the “Merger Agreement”). On behalf of the Company, I want to thank you for your hard work and dedication as a consultant. Your services to the Company are critical to our continued success. To recognize the importance of your role and to ensure a seamless transition through the Applicable Time (as such term is defined in the Merger Agreement), you have been selected to be eligible to receive a special retention bonus in accordance with the terms of this letter.

Special Retention Bonus

The amount of your potential special retention bonus is $450,000. Subject to the conditions below, the Company will pay you your special retention bonus in cash in a lump sum within ten (10) days after the Applicable Time.

Your special retention bonus will be in addition to (and will not be in lieu of) any compensation and incentive awards you may otherwise be entitled to receive under the Offer Letter, dated August 1, 2011, between yourself and the Company regarding the terms of your engagement as a consultant (the “Offer Letter”).

Conditions to Special Retention Bonus

If you no longer provide services to the Company prior to the Acceptance Date for any reason, then you will not be entitled to any special retention bonus (and the special retention bonus will terminate and be forfeited).

Confidentiality

This letter and the amount of your special retention bonus are confidential and should not be discussed with anyone (including bidders, the Company’s employees, and the Company’s advisors) other than the signer of this letter, members of your family and your financial and legal advisors who will also be under an obligation to keep the terms of this letter confidential. While some of the Company’s employees may have been told that they will be eligible for a special retention bonus, many other employees will not. Out of consideration for them you are asked to maintain the confidentiality of this letter. We are relying on your sensitivity and professionalism in observing this request.

Other Terms

You will be responsible for all applicable taxes payable with respect to the special retention bonus. You will not have any right to transfer, assign, pledge, alienate or create a lien upon the special retention bonus. The special retention bonus is unfunded and unsecured and payable out of the general funds of the Company.

Nothing in this letter is intended create an employment relationship between you and the Company, and your engagement as a consultant will continue to be terminable at any time pursuant to the Offer Letter. This letter will be binding on any successor to the Company.

This letter will be governed by, and construed in accordance with, the laws of the State of South Carolina. This letter is intended to comply with the requirements on Section 409A of the Internal Revenue Code (to the extent applicable) and the Company agrees to interpret and administer this letter in the least restrictive manner necessary to comply with such requirements and without resulting in any diminution in the value of payments to you.

In the event that the Applicable Time does not occur before June 30, 2012, this letter will terminate and be of no force or effect (and the special retention bonus will terminate and be forfeited). However, your obligation to maintain the confidentiality of the existence of this letter will continue.

On behalf of the Company, I look forward to your continued contribution to our success, and I am pleased to offer this special retention bonus to you.

Sincerely,

/s/ Michael Moody
Michael Moody Chairman and CEO

cc: Gregory T. Troy, CHRO

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